UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                   Amendment No. 2

                      Under the Securities Exchange Act of 1934



                              THREE RIVERS BANCORP, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                        Common Stock, Par Value $.01 per share
          _________________________________________________________________
                            (Title of Class of Securities


                                     88562Q-10-7
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  SEPTEMBER 9, 2000
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 2

          CUSIP NO. 88562Q-10-7

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       333,557
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              333,557

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               333,557

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.998%

          14.  TYPE OF REPORTING PERSON*
               CO, IV
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 2

          INTRODUCTION

               The acquisition of 518,600 shares ("Shares") of common stock of the Issuer was previously reported by the Reporting Persons in
          Schedule 13D, which was filed with the Securities and Exchange Commission on July 7, 2000, as amended by Schedule 13D Amendment No. 1, which was filed with the Securities and Exchange Commission on July 20, 2000 ("Amendment No. 1"). Since the filing of Amemdment No. 1, there have been additional purchases by one of the Reporting Persons (First Carolina Investors, Inc.). The number of Shares now held by the Reporting Persons is 606,357 Shares.

               The cover page for First Carolina Investors, Inc. is hereby amended to read as shown in this Amendment No. 2. Items 3 and 5 are hereby amended as shown in this Amendment No. 2. All other cover pages and Items remain unchanged from the previous Schedule 13D, as amended, and are incorporated herein by reference.

               NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES,
               (II) COLLECTIVELY CONSTITUTES A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

          ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to add the following:

          The approximate amount of funds paid for the Shares by First Carolina Investors, Inc. (which only includes the amount of funds paid since Amendment No. 1) is $710,074. Such amount includes brokerage commissions.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

         (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 606,357 shares of the Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)

          The Cameron Baird                    158,800           2.379%
          Foundation

          Bruce C. Baird                        75,000 (2)       1.123%

          Michael C. Baird                      20,000           0.300%

          Anne S. Baird                          4,000           0.060%

          Jane D. Baird                         15,000           0.225%

          First Carolina Investors,            333,557           4.998%
          Inc.                                 _______           ______

                                 TOTAL         606,357           9.085%


             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 6,674,213 Shares (as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2000 as of August 1, 2000).

             (2) 60,000 of such Shares are held individually by Bruce C. Baird; 10,000 of such Shares are held in a SEP for his benefit; and 5,000 of such Shares are held in an IRA for his benefit.

          (b) For each persons named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:

                                                Price/Share
                                                (in Dollars
                                                Commissions
          Purchase In The            Number of  not            Transaction Made
              Name Of        Date    Shares     included)           Through

          First Carolina   7/24/00     7,957     7.8436      Robotti & Co
          Investors        7/25/00     6,700     8.0858      Robotti & Co
                           7/27/00       700     8.00        Robotti & Co
                           8/4/00      7,000     7.875       Robotti & Co
                           8/7/00     10,000     7.9063      Robotti & Co
                           8/9/00      2,000     7.8125      Robotti & Co
                           8/10/00     5,000     7.875       Robotti & Co
                           8/11/00     7,000     7.9598      Robotti & Co
                           8/24/00     3,900     8.2051      Robotti & Co
                           8/28/00     1,000     8.00        Robotti & Co
                           8/29/00     1,500     8.0208      Robotti & Co
                           8/31/00    13,500     8.1157      Robotti & Co
                           9/7/00        500     8.25        Robotti & Co
                           9/8/00     12,000     8.21875     Robotti & Co
                           9/11/00     9,000     8.25        Robotti & Co


          (d) Not applicable

          (e) Not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 14th day of September, 2000.


          First Carolina Investors, Inc.


          By: s/Brent D. Baird
                Brent D. Baird, Chairman